UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________
SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 16)*
______________
CPG Cooper Square International Equity, LLC
(Name of Issuer)
Class I Units
(Title of Class of Securities)
12590U 104
(CUSIP Number)
Chad M. Clark
Matthew C. Pickering
c/o Select Equity Group, L.P.
380 Lafayette Street, 6th Floor
New York, New York 10003
(212) 475-8335
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 31, 2024
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  /__/
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12590U 104	Schedule 13D/A	Page 2 of 6 Pages

(1) Name of Reporting Persons: Chad M. Clark
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 638,363.14 (1)
(8) Shared Voting Power 0
(9) Sole Dispositive Power 638,363.14 (1)
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 638,363.14 (1)
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 45.05%*
(14) Type of Reporting Person (See Instructions): IN
* Beneficial ownership based on 1,417,089.220 Class I Units outstanding as of January 31, 2024.

(1) All Class I Units are held by the Chad M. Clark Trust Dated 8/10/98, of which Mr. Clark is sole trustee.

CUSIP No. 12590U 104	Schedule 13D/A	Page 3 of 6 Pages

(1) Name of Reporting Persons: Matthew C. Pickering
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 75,995.61 (1)
(8) Shared Voting Power 0
(9) Sole Dispositive Power 75,995.61 (1)
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 75,995.61 (1)
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 5.36%*
(14) Type of Reporting Person (See Instructions): IN
* Beneficial ownership based on 1,417,089.220 Class I Units outstanding as of January 31, 2024.

(1) All Class I Units are held by the Matthew Campbell Pickering Trust, of which Mr. Pickering is sole trustee.

CUSIP No. 12590U 104	Schedule 13D/A	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 16 to Schedule 13D (this “Amendment No. 16”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 12, 2020 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D, filed with the SEC on December 10, 2020 (the “Amendment No. 1”),  Amendment No. 2 to Schedule 13D, filed with the SEC on February 17, 2021 (the “Amendment No. 2”), Amendment No. 3 to Schedule 13D, filed with the SEC on March 12, 2021 (the “Amendment No. 3”), Amendment No. 4 to Schedule 13D, filed with the SEC on April 12, 2021 (the “Amendment No. 4”), Amendment No. 5 to Schedule 13D, filed with the SEC on May 14, 2021 (the “Amendment No. 5”), Amendment No. 6 to Schedule 13D, filed with the SEC on June 10, 2021 (the “Amendment No. 6”), Amendment No. 7 to Schedule 13D, filed with the SEC on July 15, 2021 (the “Amendment No. 7”), Amendment No. 8 to Schedule 13D, filed with the SEC on September 15, 2021 (the “Amendment No. 8”), Amendment No. 9 to Schedule 13D, filed with the SEC on November 18, 2021 (the “Amendment No. 9”), Amendment No. 10 to Schedule 13D, filed with the SEC on January 25, 2022 (the “Amendment No. 10”), Amendment No. 11 to Schedule 13D, filed with the SEC on March 9, 2022 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D, filed with the SEC on November 10, 2022 (the “Amendment No. 12”), Amendment No. 13 to Schedule 13D, filed with the SEC on May 10, 2023 (the “Amendment No. 13”), Amendment No. 14 to Schedule 13D, filed with the SEC on August 11, 2023 (the “Amendment No. 14”) and Amendment No. 15 to Schedule 13D, filed with the SEC on November 9, 2023 (the “Amendment No. 15”), relating to the Class I Units (the “Class I Units”) of CPG Cooper Square International Equity LLC, a Delaware limited liability company (the “Issuer”), having its principal executive offices at c/o Central Park Advisers, LLC, 125 West 55th Street, New York, NY 10119. Capitalized terms used herein without definition shall have the meanings set forth in the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:
(a) This Amendment No. 16 is being filed by Chad M. Clark and Matthew C. Pickering (the persons collectively, the “Reporting Persons”) pursuant to their Joint Filing Agreement, attached as Exhibit 7.1 to the Schedule 13D.
(b) The business address of each of the Reporting Persons is c/o Select Equity, 380 Lafayette Street, 6th Floor, New York, New York 10003.
 (c) Messrs. Clark and Pickering are portfolio managers of the Issuer and employees of Select Equity Group, L.P., a Delaware limited partnership (“Select Equity”).
(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person has, during the last five years, been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
(f) Each of Messrs. Clark and Pickering is a United States citizen.

CUSIP No. 12590U 104	Schedule 13D/A	Page 5 of 6 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) and (b)
As of the date of this statement:
•
Chad M. Clark is the beneficial owner of 638,363.14 Class I Units. Mr. Clark has sole voting and dispositive power over 638,363.14 Class I Units held by Chad M. Clark Trust Dated 8/10/98, a trust for which Mr. Clark serves as sole trustee, as set forth below.

•
Matthew C. Pickering is the beneficial owner of 75,995.61 Class I Units. Mr. Pickering has sole voting and dispositive power over 75,995.61 Class I Units held by Matthew Campbell Pickering Trust, a trust for which Mr. Pickering serves as sole trustee, as set forth below.

*The percentage of Class I Units beneficially owned is based on 1,417,089.220 Class I Units outstanding as of January 31, 2024.
Reporting Persons	Number of Units With Sole Voting and Dispositive Power	Number of Units With Shared Voting and Dispositive Power	Aggregate Number of Units Beneficially Owned	Percentage* of Class Beneficially Owned
Chad M. Clark	638,363.14	0	638,363.14	45.05%
Matthew C. Pickering	75,995.61	0	75,995.61	5.36%
In addition to Mr. Clark and Mr. Pickering, certain other employees of Select Equity hold Class I Units.  If Mr. Clark and Mr. Pickering were to be deemed to be members of a “group” with such other employees of Select Equity, the “group” would beneficially own 759,956.12 Class I Units, representing 53.63% of the outstanding Class I Units. Mr. Clark expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Class I Units beneficially owned by Mr. Pickering and the other employees of Select Equity. Mr. Pickering expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Class I Units beneficially owned by Mr. Clark and the other employees of Select Equity.
(c)	The Reporting Persons have not effected any transactions involving the Class I Units in the 60 days prior to filing this Amendment No. 16.
(d)	Not applicable.
(e)	Not applicable.

CUSIP No. 12590U 104	Schedule 13D/A	Page 6 of 6 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 16 to Schedule 13D is true, complete, and correct.

CHAD M. CLARK

By:	/s/ Chad M. Clark	Date: February 23 , 2024

MATTHEW C. PICKERING

By:	/s/ Matthew C. Pickering	Date: February 23 , 2024